

16013274

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 29 2016
Washington DC
409

SEC FILE NUMBER
8- 69318

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allegis Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2410 E 25th Circle
(No. and Street)

Idaho Falls	ID	83404
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian C Pierce 801-826-3907
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WSRP, LLC
(Name – *if individual, state last, first, middle name*)

155 North 400 West, Suite 400	Salt Lake City	UT	84103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian C Pierce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 'Allegis Investment Services, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public


BROOKE HUNSAKER
Notary Public, State of Utah
Commission # 685818
My Commission Expires
November 05, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Allegis Investment Services, LLC

SEC Annual Audited Report Form X-17A-5 Part III,
Facing Page and Oath or Affirmation
and
Report of Independent Registered Public Accounting Firm
and
Financial Statements
with
Supplementary Information
for the year ended December 31, 2015

Allegis Investment Services, LLC

Table of Contents



WSRP, LLC
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
www.WSRP.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members of
Allegis Investment Services, LLC

We have audited the accompanying statement of financial condition of Allegis Investment Services, LLC as of December 31, 2015 and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Allegis Investment Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allegis Investment Services, LLC at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under SEC Rule 15c3-1 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Allegis Investment Services, LLC's financial statements. The supplemental information is the responsibility of Allegis Investment Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WSRP, LLC

WSRP, LLC
Salt Lake City, Utah
February 26, 2016

SALT LAKE ~ 155 North 400 West, Suite 400 · Salt Lake City, Utah · 84103 · 801.328.2011 (office) · 801.328.2015 (fax)
LEHI ~ 2989 West Maple Loop Drive, Suite 210 · Lehi, Utah · 84043 · 801.328.2011 (office) · 801.776.1551 (fax)
LAS VEGAS ~ 1820 East Warm Springs Road, Suite 112 · Las Vegas, Nevada · 89119 · 702.451.3099 (office) · 702.568.5030 (fax)

Allegis Investment Services, LLC

Statement of Financial Condition
December 31, 2015

		2015
Assets		
Cash and Cash Equivalents	$	74,526
Restricted Cash		2,643
Accounts Receivable		11,090
Prepaid Expenses		9,166
Total Current Assets		97,425
Fixed Assets, net of $534 of Accumulated Depreciation		3,709
Total Assets	$	101,134
Liabilities and Members' Equity		
Current Liabilities		
Accounts Payable	$	3,992
Accounts Payable Related Party		16,670
Accrued Commissions		12,655
Current Liabilities		33,317
Members' Equity		67,817
Total Liabilities and Members' Equity	$	101,134

*The accompany notes are an integral part of these financial statements.

Allegis Investment Services, LLC

Statement of Operations
For the year ended December 31, 2015

		2015
Revenues		
Revenue from the Sales of Variable Insurance Based Products	$	1,652,077
Revenue from the Sales of Investment Company Shares		273,300
Reimbursed Expenses		54,850
Revenue from the Sales of Fixed Insurance Based Products		3,447
Total Revenue		1,983,674
Expenses		
Commissions Expense		1,669,686
Payroll Expense		98,286
Regulatory Expenses		68,627
Software Fees		44,965
Compliance Support Fees		19,357
Liability Insurance Expense		13,547
Other		10,803
Accounting Expense		9,887
Education and Training		7,264
Office Space and Related Expenses		6,374
Telephone Expenses		660
Depreciation Expense		534
		1,949,990
Net Income	$	33,684

*The accompany notes are an integral part of these financial statements.

Allegis Investment Services, LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2015

		Members' Equity
Balance at December 31, 2014	$	34,133
Net Income		33,684
Balance at December 31, 2015	$	67,817

*The accompany notes are an integral part of these financial statements.

Allegis Investment Services, LLC

Statement of Cash Flows
For the year ended December 31, 2015

		2015
Cash Flows from Operating Activities		
Net Income	$	33,684
Adjustments to reconcile Net Income		
to net cash from operating activities:		
Depreciation Expense		534
Changes in Certain Operating Assets and Liabilities:		
Accounts Receivable		(10,830)
Accounts Payable Related Party		15,253
Accrued Commissions		8,262
Accounts Payable		3,118
Prepaid Expenses		(9,166)
Net cash from Operating Activities		40,855
Cash Flows from Investing Activities		
Acquisition of Office Equipment		(1,573)
Net cash from Investing Activities		(1,573)
Net change in Cash and Cash Equivalents		39,282
Cash and Cash Equivalents at beginning of year		37,887
Cash and Cash Equivalents at end of year	$	77,169
Cash paid during the year		
Interest Paid	$	0
Income Taxes		0

*The accompany notes are an integral part of these financial statements.

Allegis Investment Services, LLC

Notes to Financial Statements
For the year December 31, 2015

Note 1 - Organization and Nature of Operations

Allegis Investment Services, LLC (the "Company") is a registered securities broker-dealer that is domiciled and registered in the state of Idaho as a Limited Liability Company as of May 30, 2013. The Company is registered to engage in the securities business as a broker-dealer in AK, AL, AR, AZ, CA, CO, CT, FL, GA, IA, ID, IL, IN, KS, LA, MD, MI, MN, MT, NC, ND, NJ, NM, NV, NY, OH, OK, OR, PA, SC, TX, UT, VA, WA, WI, and WY

The Company was approved by Financial Industry Regulatory Authority (FINRA) to operate as a Subscription Firm Broker Dealer on February 28, 2014. The Company is also a member of the Securities Investor Protection Corporation (SIPC). As a Subscription Firm, the Company is limited and is engaged in transactions only with investment company shares and variable life and annuity base products and does not receive customer moneys or securities.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The preparation of the Financial Statements is in conformity with accounting principles generally accepting in the United States of America (U.S. GAAP) and reported on an accrual basis, the more significant of which are summarized below.

Revenue Recognition – Allegis Investments Services, LLC recognizes revenue at the settlement date of a transaction of an investment company shares or variable life or annuity based product. The notification of transactions are received either by an electronic file downloads from DST Internet Dealer Commissions (DST-IDC) or paper sponsoring commission statements that are received.

Accounts Receivable - Accounts Receivable include commissions that result from transactions of investment company shares or variable life and annuity based products that the Company has not received payment on. Accounts Receivable also includes fees that are due from Registered Representatives for FINRA and state registrations, Errors and Omissions fees, and technology fees that have not been received by the Company. Management evaluated the procedure of recognition of Accounts Receivable and did not believe any provisions are necessary due to the short term nature, as amounts are considered collectable in full.

Cash and Cash Equivalents - The Company considers all highly liquid investments that have been invested under 3 months to be Cash and Cash Equivalents. Included in Cash and Cash Equivalents is the Flex Funding Account, which is not easily accessible by the

Company. The funds in Restricted Cash are for the sole use of covering FINRA and state registration fees, fingerprint fees, and annual renewal fees. As of December 31, 2015 the balance for this account was $2,643. The Company had no Cash or Cash Equivalents amounts over the $250,000 Federal Deposit Insurance Corporation (FDIC) limit at December 31, 2015.

Fixed Assets - The fixed assets include computers and equipment and are carried at cost on the Statement of Financial Condition. The maintenance for the equipment will be expensed as it is incurred. Depreciation Expense will be calculated using the Straight Line method. The estimated useful lives of the equipment is 5 years.

Financial Instruments - Management estimates the carrying value of Current Assets and Current Liabilities approximate, fair value based on the short-term nature of these instruments.

Income Taxes – The Company is taxed as a Limited Liability Company for federal and state income tax purposes. The owners of the Company are responsible for federal and state income tax liability. The Company is not liable, therefore the financial statements do not include a provision or liability for federal income taxes. The Company follows the accounting for uncertainty in income taxes of the income taxes topic of the FASB codification. As of December 31, 2015, the Company has no material uncertain income tax liability. Tax years subject to examination by state and local authorities are for years 2013 and forward.

Use of Estimates - The financial statements have been prepared in accordance with U.S. GAAP, which require management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results may differ from these estimates. Management believes that these estimates provide a reasonable basis for the fair presentation of the Company's financial condition and results of operations.

Accounting Pronouncements - In May 2014, the FASB issued Account Standards Update No. 2014-09, Revenue from Contracts with Customers. The objective of this update is to 1) remove inconsistencies and weaknesses in revenue requirements, 2) provide a robust framework for addressing revenue recognition issues, 3) improve comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets 4) provide more useful information to users of financial statements through improved disclosure requirements, and 5) simplify the preparation of financial statements. This update is effective in annual reporting periods beginning after December 15, 2016 and the interim periods within that year. The Company will be evaluating the impact of this update as it pertains to the Company's financial statements and other required disclosures on an on-going basis until its eventual adoption and incorporation.

Note 3 - Related-Party Transactions

The Company has a Sharing Expense agreement with Allegis Investment Advisors and Allegis Advisor Group, which are affiliated Companies ("Affiliate"). The Company and Affiliate share common control ownership, and physical location. The Affiliate agrees to

furnish and pay, either directly or through related person in behalf of the Company for office equipment, furnishings, and fixtures, wages, office supplies, including software and print/copy supplies, postage, utilities, telephone, internet, travel and entertainment expenses incurred in the conduct of business. The Company is responsible for all bills received in its name, including SIPC and FINRA assessments, licensing and registration fees charged by federal and state securities regulators with oversight over the Company, annual audit and accounting fees incurred for the Company, arbitration and court awards, attorney's fees incurred for the Company, fidelity bond insurance premiums and securities owed to the Company licensed individuals. The Company has agreed to pay the Affiliate a reasonable allocation of shared expenses of office space and related expenses of $472 per month. The Company accrues the monthly expense as a liability and pays the Affiliate on a quarterly basis for rent and other expenses monthly. The shared expense agreement will be reviewed by the Company and Affiliate every 12 months to evaluate the Company's allocation of expenses. As of December 31, 2015, $16,670 of Accounts Payable and $103,952 of expenses account for Related Party transactions with the Affiliate.

Note 4 - Net Capital Requirement

Allegis Investment Services, LLC is a Subscription Firm Broker Dealer that transacts in only business with investment company shares and variable life and annuity based insurance based products and does not receive customer moneys or securities. Under Rule 15c3-1 the Company's net capital requirement is the greater of $5,000 or 6 2/3% of Aggregated Indebtedness at all times.

As of December 31, 2015 the Company's Net Capital is $52,299 with $47,299 of Net Capital in excess of the Company's required Net Capital of $5,000. Also the ratio of aggregate indebtedness to Net Capital is 64%.

Note 5 - Concentrations

In the normal course of business, the Company may have concentration of Sales to Customers with Sponsoring Carriers. As of December 31, 2015, the Company had 3 sponsoring carriers that comprised 56% of Company sales.

Note 6 - Subsequent Events

In accordance with the provisions set forth in FASB ASC 855, *Subsequent Events,* the Company has evaluated all events and transactions from December 31, 2015 through February 26, 2016, the date the Financial Statements were available to be issued, and has determined that there were no material events that would require adjustment or disclosure herein.

Supplementary Information

Allegis Investment Services, LLC

Computation and Reconciliation of Net Capital
December 31, 2015

Total Members' Equity	$	67,817
Less Non-Allowable Assets:		
Office Equipment, Net of Accumulated Depreciation		(3,709)
Prepaid Expenses		(9,166)
Cash in "Flex Funding Account"		(2,644)
Net Capital		52,299
Aggregate Indebtedness		
Total Liabilities		33,317
Total Aggregate Indebtedness		33,317
Computation of Basic Net Capital Requirement		
6 2/3% of Aggregate Indebtedness		2,221
Minimum Net Capital Required		5,000
Greater of the Two Amounts		5,000
Capital in Excess of Required Minimum	$	47,299
Ratio of Aggregate Indebtedness to Net Capital		64%

Reconciliation of Difference Between Net Capital and Net Capital per Focus Report dated December 31, 2015: A reconciliation of the Company's computation of net capital as report was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part III and the computation herein.



WSRP, LLC
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
www.WSRP.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members of
Allegis Investment Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Statement, in which (1) Allegis Investment Services, LLC identified the following provision of SEA Rule 15c3-3(k) under which Allegis Investment Services, LLC claimed an exemption from Rule 15c3-3 *(k)(2)(i)* (the "exemption provision") and (2) Allegis Investment Services, LLC stated that Allegis Investment Services, LLC met the identified exemption provision throughout the most recent fiscal year except as described in its exemption report. Allegis Investment Services, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Allegis Investment Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph *(k)(2)(i)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

WSRP, LLC

WSRP, LLC
Salt Lake City, Utah
February 26, 2016

Allegis Investment Services, LLC Exemption Report

Allegis Investments Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)(2)(i).*

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 beginning February, 2014 through December 31, 2015 except as described below.

Commencing with its first FOCUS filing of February 2014 through December 31, 2015, the Company had been inadvertently selecting its exemption provision for Rule 15c3-3 on page 7 of the Focus Report as exemption (k)(1). A review was conducted February 2016 of the Company's FOCUS filing which compared the exemption noted in its FOCUS Filings to its membership agreement. The Company's Membership Agreement indicated the Company's exemption provision was (k)(2)(i). The Company's FINOP, Brian Pierce, called the Company's principal examiner at FINRA, Brendon Maloney, on February 24, 2016, to discuss the matter. Brendon Maloney suggested that the Company simply file the FOCUS reports for February 2016 and forward with the correct exemption. Brian Pierce specifically asked if the Company should amend any previous FOCUS reports and was advised that it was not necessary.

These assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions through the year ended December 31, 2015.

The Company has made available to the accountants all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions through the date of the review report.

There were no events, subsequent to the period addressed in the Company's assertions, any known events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

Allegis Investments Services, LLC

I, Brian C Pierce, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: FINOP
Date: 2/26/2016



WSRP, LLC

CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS

www.WSRP.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Owners
Allegis Investment Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Allegis Investment Services, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and Other Designated Examining Authorities, solely to assist you and the other specified parties in evaluating Allegis Investment Services, LLC's compliance with the applicable instructions of Form SIPC-7. Allegis Investment Services, LLC's management is responsible for Allegis Investment Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger detail of Allegis Investment Services, LLC and respective bank statements, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers from the general ledger detail as well as invoice copies and other supporting documentation from Allegis Investment Services, LLC, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers from the general ledger detail of Allegis Investment Services, LLC, supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. There were no overpayments during the year.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WSRP, LLC

WSRP, LLC
Salt Lake City, Utah
February 26, 2016

SALT LAKE ~ 155 North 400 West, Suite 400 · Salt Lake City, Utah · 84103 · 801.328.2011 (office) · 801.328.2015 (fax)
LEHI ~ 2989 West Maple Loop Drive, Suite 210 · Lehi, Utah · 84043 · 801.328.2011 (office) · 801.776.1551 (fax)
LAS VEGAS ~ 1820 East Warm Springs Road, Suite 112 · Las Vegas, Nevada · 89119 · 702.451.3099 (office) · 702.568.5030 (fax)

Member: American Institute, Utah Association and Nevada Society of Certified Public Accountants



Allegis Investment Services
2410 E 25th Circle
Idaho Falls, ID 83404
800-418-1781

February 26, 2016

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Enclosed is the SEC Annual Audited Report for Allegis Investment Services, LLC for period ending December 31, 2015. Allegis Investment Services' SEC number is 8-69318.

Sincerely,

Brian C Pierce
Financial and Operations Principal